UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Fomento Económico Mexicano, S.A.B. de C.V.
(Name of Issuer)

American Depositary Shares, each representing 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value
(Title of Class of Securities)

344419106 (1)
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP number is for the American Depositary Shares only.

CUSIP No. 344419106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 245,167,950 Series B Shares; 490,335,900 Series D-B Shares; 490,335,900 Series D-L Shares (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 245,167,950 Series B Shares; 490,335,900 Series D-B Shares; 490,335,900 Series D-L Shares (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 245,167,950 Series B Shares; 490,335,900 Series D-B Shares; 490,335,900 Series D-L Shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6% of Series B Shares; 11.3% of Series D-B Shares; 11.3% of Series D-L Shares (1)

12.	Type of Reporting Person (See Instructions) OO

(1)   Cascade Investment, L.L.C. (“Cascade”) holds 24,516,795 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  All ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 344419106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 8,137,150 Series B Shares; 16,274,300 Series D-B Shares; 16,274,300 Series D-L Shares (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 8,137,150 Series B Shares; 16,274,300 Series D-B Shares; 16,274,300 Series D-L Shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,137,150 Series B Shares; 16,274,300 Series D-B Shares; 16,274,300 Series D-L Shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% of Series B Shares; 0.4% of Series D-B Shares; 0.4% of Series D-L Shares (1)

12.	Type of Reporting Person (See Instructions) OO

(1)   The Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 813,715 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A. B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 344419106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 245,167,950 Series B Shares; 490,335,900 Series D-B Shares; 490,335,900 Series D-L Shares (1)

	6.	Shared Voting Power 8,137,150 Series B Shares; 16,274,300 Series D-B Shares; 16,274,300 Series D-L Shares (2)

	7.	Sole Dispositive Power 245,167,950 Series B Shares; 490,335,900 Series D-B Shares; 490,335,900 Series D-L Shares (1)

	8.	Shared Dispositive Power 8,137,150 Series B Shares; 16,274,300 Series D-B Shares; 16,274,300 Series D-L Shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,305,100 Series B Shares; 506,610,200 Series D-B Shares; 506,610,200 Series D-L Shares(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7% of Series B Shares; 11.7% of Series D-B Shares; 11.7% of Series D-L Shares

12.	Type of Reporting Person (See Instructions) IN

(1)   Cascade Investment, L.L.C. (“Cascade”) holds 24,516,795 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  All ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)   The Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 813,715 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 344419106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 8,137,150 Series B Shares; 16,274,300 Series D-B Shares; 16,274,300 Series D-L Shares (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 8,137,150 Series B Shares; 16,274,300 Series D-B Shares; 16,274,300 Series D-L Shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,137,150 Series B Shares; 16,274,300 Series D-B Shares; 16,274,300 Series D-L Shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% of Series B Shares; 0.4% of Series D-B Shares; 0.4% of Series D-L Shares (1)

12.	Type of Reporting Person (See Instructions) IN

(1)   The Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 813,715 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

Item 1.
(a)	Name of Issuer Fomento Económico Mexicano, S.A.B. de C.V. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices General Anaya No. 601 Pte. Colonia Bella Vista Monterrey, NL 64410 Mexico
Item 2.
(a)

Name of Person Filing
Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), Melinda French Gates and William H. Gates III (collectively, the “Reporting Persons”)(1)

(b)

Address of Principal Business Office or, if none, Residence
Cascade – 2365 Carillon Point, Kirkland, Washington 98033

The Trust – 1551 Eastlake Avenue E., Seattle, Washington  98102

Mr. Gates – One Microsoft Way, Redmond, Washington 98052

Mrs. Gates – 1551 Eastlake Avenue E., Seattle, Washington  98102

(c)

Citizenship
Cascade is a limited liability company organized under the laws of the State of Washington.

The Trust is a charitable trust organized under the laws of the State of Washington.

Mr. and Mrs. Gates are citizens of the United States of America.

(d)	Title of Class of Securities American Depositary Shares, each representing 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value.
(e)	CUSIP Number 344419106 (2)

(1)  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the reporting Persons expressly disclaim membership in a group.

(2)  CUSIP number is for the American Depositary Shares only.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact for Michael
Larson, Business Manager

BILL & MELINDA GATES FOUNDATION TRUST (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact for each of the Co-
Trustees, William H. Gates III and
Melinda French Gates

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (3)(4)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1) This amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated September 5, 2008 and included with the signature page to the Reporting Persons’ Amendment No. 1 to Schedule 13G with respect to the Issuer filed on September 5, 2008, SEC File No. 005-54705, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, and attached as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. filed on May 7, 2009, SEC File No. 005-60431 and incorporated by reference herein.

(4)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.